EXHIBIT 10.2

Treaty Energy Purchases Two Oil Leases in Texas

Newly Purchased Leases Increase Treaty’s Holdings in Texas to 15 Leases Covering 2,067 Acres and Provides another 12 Drilling Opportunities

NEW ORLEANS, Aug 31, 2011 -- Treaty Energy Corporation (OTCQB: TECO), a growth-oriented energy company in the oil and gas industry, today announced it has purchased the MACH H. WOOLDRIDGE and EULA E. WOOLDRIDGE oil & gas leases located in Shackelford County, Texas.

Stephen L. York, President and COO of Treaty Energy Corporation, stated, “The real upside to these leases is they total 280 acres and provide us with ample opportunity for many additional new wells to be drilled.  Treaty has gathered a significant amount of data and material in regard to these leases that usually would not exist.  Also in our possession are the logs to the original five wells that were drilled on these two leases.”

Mr. York commented further, “In addition, a family member of the seller who was employed by XTO Energy, prior to its acquisition by Exxon, has provided us with a Geological tract map of the available virgin acreage.  This map identifies 12 infield (well sites inside the perimeter of existing drilled wells) drilling sites or PUDS as commonly called in the industry.”

Treaty Energy believes these new leases represent an immense opportunity for the Company to increase its current production and reserves.  These shallow wells are easily drilled and with the advent of new gel fracking methods the production is increased and lasts longer than traditional methods.

Mr. York, added, “Based on available data, each well on these leases will likely produce at 8-12 barrels per day per well, and since these wells will come in at about 500-700 feet deep, we can drill, complete, and operate in-house and continue towards our company goal of 1000 barrels per day in the next 10 months from our Texas leases.”

About Treaty Energy Corporation
Treaty is engaged in the acquisition, development and production of oil and natural gas.  Treaty acquires and develops oil and gas leases which have “proven but undeveloped reserves” at the time of acquisition.  These properties are not strategic to large exploration-oriented oil and gas companies.  This strategy allows Treaty to develop and produce oil and natural gas with tremendously decreased risk, cost and time involved in traditional exploration.  For more information go to: www.treatyenergy.com

Forward-Looking Statements:
Statements herein express management's beliefs and expectations regarding future performance and are forward-looking and involve risks and uncertainties, including, but not limited to, raising working capital and securing other financing; responding to competition and rapidly changing technology; and other risks.  These risks are detailed in the Company’s filings with the Securities and Exchange Commission, including Forms 10-KSB, 10-QSB and 8-K.  Actual results may differ materially from such forward-looking statements.

Contact:
Osprey Partners
Tel: 732-292-0982
Fax: 732-528-9065
investors@treatyenergy.com